SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), hereby informs that on this date, the Board of Directors approved to call an Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 11, 2017, to resolve on the Company’s capital increase up to the total amount of three hundred million Reais R$300,000,000.00), with the possibility of partial ratification in the case of subscription of at least, two hundred million Reais R$200,000,000.00, by means of the issue for private subscription of at least 13,333,334  and at most 20,000,000  non-par, registered, book-entry new common shares of the Company, at a price per share of R$ 15.00, based on Article 170, Paragraph 1, item III of Law No. 6.404/76 (“Capital Increase”).

The Capital Increase is part of the Company’s plans to strengthen cash and cash equivalents, reinforce its capital structure in view of its current level of indebtedness, and make viable the Company’s strategic and operational positioning within this new cycle of the Brazilian real estate market.

Wishbone Management, LP, shareholder of the company, jointly with Conifer Capital Management, LLC, and investment funds under management of their affiliates (“Investors”), undertake to subscribe the shares and eventual unsold shares in the context of this Capital Increase, by exercising their preemptive rights in share subscription, so to guarantee that will subscribe, at least, two hundred million Reais R$200,000,000.00, being the total amount to be effectively subscribed contingent on the result of preemptive right exercise and the subscription of unsold shares by other shareholders of the Company. Investors’ subscription commitment is subject to (i) the postponement of the Company’s debts maturity in the amount of, at least, three hundred million Reais R$300,000,000.00, until 2020 and 2021, and (ii) the lack of adverse material effects.

More details on the Capital Increase are available on the call notice and management proposals published today on the Company’s investor relations website (www.gafisa.com.br/ri/) and on the websites of B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br) and of the Comissão de Valores Mobiliários (www.cvm.gov.br).

São Paulo, November 9, 2017.

GAFISA S.A.

Carlos Calheiros

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer